FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated March 30, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 30, 2005

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Business Review 2004

Cover: Jay Bhutani, Equity Research and Elizabeth Eaton, East Europe, Middle East, & Africa Equities, Credit Suisse Asset Management, London
Inner flap: Matthias Moser, Credit Analysis, Credit Suisse, Zurich and Andreas Tschopp, Structured Finance, Credit Suisse, Zurich

TOGETHER

We set ourselves ambitious targets in 2004, and accomplished a great deal. Our success was attributable to the considerable efforts of each and every one of us, and it was all the more meaningful because we achieved it together: as a team, in our dialog with clients, across our individual businesses, and through a combination of our individual strengths.

The renowned Swiss photographic artist Beat Streuli (born 1957) captured images of Credit Suisse Group employees at various international locations during January and February 2005. The Group’s financial publications for
2005 are illustrated with the work that resulted from this project.

For a detailed presentation of Credit Suisse Group’s financial statement 2004, its company structure, corporate governance, risk management, as well as an in-depth review of the operating and financial results, please refer to the Annual Report 2004.

Table of contents

Business Review 2004
     TOGETHER
Table of contents
     Dear shareholders, clients and colleagues
     Dear shareholders, clients and colleagues
on our way towards “one bank”
     Private Banking
     Corporate & Retail Banking
     Institutional Securities
     Wealth & Asset Management
Winterthur and its business
     Winterthur
OUR CLIENTS AND WHAT THEY EXPECT
     Private Clients
     Corporate and Investment Banking Clients
     Asset Management
MicroFinance, resources for independence
Credit Suisse Group and society
…when I’m sixty-four?
Managing the evolution of information technology
THE Long Now
a lifetime of learning
INNOVATION – No future without the past
the foundation of our success
     Executive Board of Credit Suisse Group
        Group Executive Board Committee
        Members of the Board of Directors and the Committees
Overview of the financial results
        Consolidated Statements of Income
        Consolidated Balance Sheets
        Summary of segment results
        Credit Suisse Group Results
        Impressum

The contents of this Business Review are for information purposes only and do not constitute an offer for sale of any product nor investment advice.

Walter B. Kielholz
Chairman of the
Board of Directors
Credit Suisse Group

Dear shareholders, clients and colleagues

2004 marked another year of progress for Credit Suisse Group. We have delivered a good business and financial performance in the face of a mixed market environment, we also made some important changes to our top management team and announced our strategic plan drafted by the CEO, Oswald J. Grübel, and his team and approved by the Board. There is much more to do, but we are now well on the way to achieving a sustainable position as a leading competitor in the global financial marketplace.

We reported net income of CHF 5.6 billion for the full year. The Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting on April 29, 2005 and will also ask for approval for a share buyback program for up to CHF 6 billion.

The context for our strategic deliberations was our belief that the financial services industry will continue to experience change driven by technology and the globalization of markets. This means that the business environment will become more complex and less predictable and this change will continue to transform the needs of clients. Our continued success will depend on a swift and flexible strategic response. We believe that we have put in place an appropriate strategic plan and the management capability to deliver it.

This plan will enable us to unlock the considerable experience and knowledge of financial markets from right across Credit Suisse Group to fulfill the expectations of our clients. We will do this by managing our banking businesses as a fully integrated bank rather than separate business units. This will enable us to use our resources more effectively and allow our people to work together on a global basis.

We also defined the strategy for our insurance business. Winterthur’s ability to deliver solid earnings has increased considerably. This was reflected in its results for 2004. However, we believe that earnings at Winterthur could improve still further. As the integrated management of banking and insurance is no longer our strategy, we have decided to manage Winterthur as a financial investment and prepare our insurance group – market conditions allowing – for a possible public offering.

The Board is confident that following our return to profitability in 2003, a good financial result in 2004 has provided further reassurance that we are on track to continue to deliver attractive returns to our shareholders.

Our financial results show that we have a solid operating business and strong capital base upon which to build our strategy. It is equally important for us to have a corporate culture that is able to adapt successfully to the rapid change within our industry and turn it to our clients’ advantage. Consequently, foresight, a willingness to innovate, and an ability to accurately assess and take a disciplined approach to risk are all factors governing success in our business. These are qualities, which our employees have demonstrated in 2004, and I would like to thank them all for their considerable commitment and contribution to the Group.

We want to be at the very forefront of our industry and, together, we are working to create a “one bank” organization and culture that will generate real benefits for our clients and shareholders.

Yours sincerely

Walter B. Kielholz

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders, clients and colleagues

During my 40 years in the financial services industry, I have never ceased to be fascinated by the constant changes and challenges it presents. Experience has taught me that stability is often synonymous with stagnation – and that we must actively embrace change, or risk being left behind by our peers.

If we consider the current changes sweeping our industry, we can identify two distinct catalysts: increasing globalization and rapid technological development. These trends are not only altering the way we operate as a bank, but are also transforming the needs and expectations of our clients: they have become accustomed to a wider range of choice and greater transparency in the global marketplace. Moreover, market developments over recent years have made our clients more demanding in terms of their performance expectations.

Flexibility and creativity are prerequisites for anyone wishing to compete in our industry and markets. Hence, while we have traditional strengths such as our sound understanding of the markets, our proximity to clients and our employees’ expertise – which brought us success in the past and form the very fabric of our company – our Group also has a host of other qualities and skills that will become increasingly important as we move towards the future. Here, I am talking about our ability to use technology efficiently and imaginatively in order to deliver novel solutions ahead of our peers. I am also talking about qualities that go beyond banking such as our diversity and our commitment to the society in which we operate – all factors that give us the versatility and broader perspective that we need to excel in today’s world.

Our Business Review, which we are publishing for the first time in addition to this year’s Annual Report, is intended to provide you with an insight into our company and our strategy, a short summary of our financial results as well as with an overview of our markets, products and services.

With a net income of CHF 5.6 billion, 2004 was a good year for Credit Suisse Group. Our banking units improved their profitability and Winterthur, our insurance business, posted a solid result making progress on its way to sustainable profitability. If we look back on the Group’s strong performance in 2004, which is presented in detail in our Annual Report, we can see that the last financial year not only highlighted our strengths but also pinpointed our shortcomings. It showed us in particular that we have not yet realized the full potential of Credit Suisse Group. In order to redress these shortcomings, we have therefore developed a “one bank” strategy that will be implemented by the end of 2006.

“One bank” is our answer to the long-term changes in our operating environment. This new strategy involves the integration of our banking units and the creation of three lines of business that will enable us to align our organization more closely to the future needs of our clients, to intensify internal cooperation and to make more targeted use of our expertise. Under the new structure, the Group’s activities relating to private clients and those targeting corporate and investment banking clients will be bundled into two distinct areas: the Private Client Services division and the Corporate & Investment Banking division. We will also create an Asset Management division, which will comprise all of Credit Suisse Group’s asset management functions – resulting in a leading global asset management group.

This will be a challenging process, which will require the utmost flexibility, cooperation and dedication on the part of each individual within our company. The realization of this ambitious project – and the long-term success of our Group – will ultimately depend on our ability to come together as a team and jointly accomplish our objectives.

“Together”, our choice of motif for the Business Review, reflects the fact that dialog and cooperation are central to all that we do – whether we are communicating with our clients and shareholders, with the financial markets and our regulators or even society as a whole. “Together” also denotes the close cooperation between Credit Suisse Group’s employees around the globe, who – through their diverse cultural backgrounds and different perspectives – add to the richness of our Group. Our progress and success in 2004 would not have been possible without this dialog and close cooperation: it is through open and honest exchanges within and outside the company that we are able to deliver on our promises and achieve our future goals.

Yours sincerely

Oswald J. Grübel

We have 60,000 employees from more than 100 nations working in over 50 countries: our strength lies in our experience, diversity and close cooperation worldwide.

Pages 8/9: Mark Harvey, Structuring Group, Paul Morgan, Fixed Income Credit Trading, Simon Brunner, Global Foreign Exchange, Anna Karim, Fixed Income Credit Sales and Sabine Chappard, Structuring Group, Credit Suisse First Boston, London

on our way towards “one bank”

Brady W. Dougan, CEO of Credit Suisse First Boston (CSFB), and Walter Berchtold, CEO of Credit Suisse, talked to the Group’s Chief Communications Officer, Charles Naylor, about their priorities and objectives, as well as the importance of ensuring close cooperation across Credit Suisse Group’s businesses. Further topics were the implementation of the “one bank” strategy and the resulting opportunities for the Group’s clients, employees and shareholders.

Interviewer

In which area did Credit Suisse Group achieve the greatest progress during 2004?

Walter Berchtold
Our most important achievement is that we succeeded in strengthening our position as a trusted and competent partner for our clients. They are, after all, the most vital component of our business. Our future success depends on our ability to prove to our clients each day that we merit the trust which they place in us.

Brady W. Dougan
I believe that our decision about the future course of the Group and the subsequent announcement of our new “one bank” strategy last December was a key achievement in itself. We are now standing on the edge of an incredible opportunity. We will be able to come together as one global team and implement a best practice approach in all that we do. We will then not only be truly maximizing our potential, but will also be in a position to offer our clients an even higher level of service and even better products and advice.

Walter Berchtold
In fact, I think some of our clients are already able to see the benefits of increased cooperation between our private banking and investment banking businesses. They are witnessing the improvements in our value delivery process first hand.

Interviewer

Can you be more specific about how value will be created for clients by working more closely together?

Brady W. Dougan
We have a very strong case in the field of alternative investments. CSFB has the leading alternative asset platform in the industry and we can provide further investment opportunities for private investors across the world.

Walter Berchtold
Exactly. This helps to set us apart from our competitors in the market: no other institution is currently able to offer a comparable range of alternative products. In Private Banking, we identified the outperformance potential of alternative investments and developed an attractive platform at a very early stage. What’s more, our leadership in this field means that we are the first to offer our clients new types of alternative investments. This means that they benefit from these products ahead of other investors and are thus able to generate potentially higher returns.

Brady W. Dougan
Execution is another area with real potential. Take our trading operations for example: flawless execution is a must for every client – whether individual or institutional. We have the market-leading automated execution platform AES which is capable of intelligently processing orders of any size, while delivering exceptional execution price performance.

Walter Berchtold
Clients always expect us to provide the best possible execution – but for us, it is also important to achieve this in the most efficient way possible. This is another example where we have great capabilities that can be leveraged by connecting them and providing all our clients with outstanding service.

Interviewer

What are the growth areas within your respective businesses? What impact do you expect integration to have on these markets?

Brady W. Dougan
I think it’s safe to say that the growth markets are the same for both the investment and private banking businesses. Asia-Pacific, the Middle East, Europe – particularly Central and Eastern Europe – and Latin America are all regions where we expect to see above-average growth. CSFB has traditionally played a strong role in the emerging markets and we have considerable knowledge of the local conditions in these regions – the markets, the companies and the political and economic trends. So far, we’ve done too little to bring in our other businesses from the Group and capitalize our franchise in order to make effective use of our resources. But we want to change that soon and we are already seeing cross-selling and client coordination in these regions, particularly in Asia-Pacific.

Walter Berchtold
If you look at these fast-growing markets, the potential we will be able to harness by intensifying cooperation between our investment banking and private banking units is enormous. Most of the wealth that is generated in these growth markets is produced by entrepreneurs who are successfully running their own businesses and will, sooner or later, decide to sell them. This will create significant bankable assets for us in Private Banking, which we will be able to manage for our clients. If we want to benefit from the growth in these markets, we have to make sure we are in a position to capture these assets.

Interviewer

And what about the other markets such as our Swiss home market?

Walter Berchtold
We’ve had some great success stories in our Corporate & Retail Banking business in Switzerland. We gained substantial market share in the mortgage business and, above all, we’ve won a lot of mandates thanks to our superior product platform. We were able to beat the competition in corporate banking by bringing in our investment banking expertise.

Interviewer

Are there further synergies between the private and investment banking businesses that can be exploited in addition to the referral of clients which you mentioned earlier?

Walter Berchtold
Investors are getting more sophisticated all the time. It is particularly interesting to see how well-informed private clients are beginning to converge with the traditional institutional investor in terms of their expectations as well as product expertise. This is a definite trend – not only in developed financial centers but also pretty much around the globe. Obviously, this opens up a host of possible synergies.

Brady W. Dougan
Some private clients are demanding services that increasingly resemble our offerings for institutional investors. We have to be able to link that up and offer traditional investment banking services to those clients. At the same time, this provides us with an opportunity to amortize investment banking costs over a broader client base – giving us a significant competitive advantage and yet another very strong argument in favor of cooperation. We regard this as a very promising business model for a global bank such as Credit Suisse Group.

Interviewer

What benefits do you expect to gain from this third line of business, asset management?

Walter Berchtold
We expect the new asset management business to deliver outstanding performance in every area – from research to investment advice and products. By bringing all of our asset management units together, we will be well placed to create a huge pool of talent which will allow us to penetrate superior investment ideas and strategies and to provide best advice to our clients.

Brady W. Dougan
One of the major benefits of the integration of our two banking units – and I am talking here about the entire company, not just asset management – is that our clients will begin to see us as a fully integrated financial powerhouse. Our clients should be confident that they have access to the best execution and the best products around – and that they are all available under one roof.

Interviewer

What are your priorities in the individual businesses going forward?

Brady W. Dougan
We have very ambitious growth targets in our investment banking business and in asset management, and we still need to improve in many areas. We have set out a detailed plan for how to achieve our goals and increase profitability. We must now execute it.

Walter Berchtold
We want to aggressively grow our global private banking business. Furthermore, we are currently implementing the “Lean Sigma” method at Credit Suisse. This methodology is aimed at structuring the way we evaluate our processes and at helping us to develop measures to enhance them. This will enable us to improve the quality of our services for clients, as well as ensuring the efficient deployment of our resources.

Brady W. Dougan
In specific terms, I think that the potential opportunities for Private Banking in the US are considerable. I want to see CSFB’s Private Clients business, which currently operates within Wealth & Asset Management, working much more closely with Private Banking in the rest of the world.

Interviewer

How will the Group’s employees benefit from the integration?

Walter Berchtold
I believe that the integration will open up a whole new landscape for our employees. Cooperating with other employees throughout the Group will broaden their perspectives and help them to take a more flexible and creative approach to their work. Overall, our more global orientation will enable us to offer our employees an even more attractive working environment and greater opportunities in the future.

Brady W. Dougan
Exactly. We will see more people working across different businesses and will have more exposure to what is happening elsewhere in the company. I am convinced that Credit Suisse Group will be one of the most fascinating and dynamic places to work in the financial services industry worldwide in the next few years!

Interviewer

And what kind of culture do you want to see?

Walter Berchtold
I would like to see our culture develop further, so that it serves as a source of motivation, inspiration and – in particular – mutual respect and loyalty. These are important qualities if we are to function as one team in a competitive and challenging environment. We have to create an overarching culture that will unite the Group – while respecting the individual cultures and the spirit of diversity within it. I don’t think we can – or should – merge all our cultures into one. But at the end of the day, we have to be aware that we are all on the same side and are working towards the same objectives. This will make the company a better place for us and a better partner for our clients and shareholders.

Brady W. Dougan
We want Credit Suisse Group to be a place where smart people come to work and come up with innovative solutions for our clients. Credit Suisse Group has a heritage of great entrepreneurship, and we want to build on that. We also want to instill a sense of purpose and accountability into our culture. We are essentially striving to create an ownership culture, where employees act like owners and are rewarded when the entire firm succeeds. We believe that we will thus be able to deliver the best result for clients and shareholders. We are also a global business and want people to always take a global perspective.

Walter Berchtold
Overall, we are committed to becoming one of the leading global financial institutions. We have all of the right resources and we are now finally starting to put them into place.

Walter Berchtold, 43, has 23 years of experience in various positions at Credit Suisse and Credit Suisse First Boston. In mid 2004, Walter Berchtold was named CEO of Credit Suisse as well as Member of the Group Executive Board Committee.

Brady W. Dougan, 46, became CEO of Credit Suisse First Boston and Member of the Group Executive Board Committee in mid 2004. Formerly Co-President of Institutional Securities at Credit Suisse First Boston, he also spent five years as Head of the Equities division. Brady W. Dougan has been with the Credit Suisse First Boston organization for 15 years.

Private Banking

As a global leader of private banking services, Private Banking is a recognized expert in creating customized financial solutions that span the full range of high-net-worth clients’ wealth management needs. Key elements are a structured advisory process encompassing both asset and liability management as well as a proven range of products and services. In addition to the traditional investment instruments, such as funds, Credit Suisse is a leading provider in the area of innovative alternative investments. Moreover, Private Banking’s wealth management solutions include tax planning, pension planning, life insurance solutions, wealth and inheritance advice; as well as the establishment of trusts and foundations.

Credit Suisse Group also offers clients customized private banking solutions through a number of successful independent private banks and portfolio management companies.

Corporate & Retail Banking

Corporate & Retail Banking is a leading provider of banking products and services to corporate and retail clients in Switzerland.

It offers its clients a wide range of financing products and services, such as mortgages, consumer loans, leasing and credit cards, traditional savings and private accounts, payment transactions and foreign exchange services, broad investment opportunities, including structured products, as well as life insurance and pension solutions.

Corporate clients are provided with tailor-made solutions and advice on loans, trade finance, cash management, leasing and insurance. In the area of corporate finance, Credit Suisse offers structured finance solutions, merger and acquisition finance and the drafting of business models for small and medium-sized Swiss businesses.

Through its “Direct Net” internet banking platform, Corporate & Retail Banking provides its clients the freedom of securely, conveniently, and cost-effectively conducting their banking business, independent of location and time.

Part of Corporate & Retail Banking is the Neue Aargauer Bank, the second largest regional bank in Switzerland.

Institutional Securities

Institutional Securities is a leading global securities and investment banking services provider, active in all major industry sectors. The segment serves institutional, corporate, and government clients in its role as financial intermediary. It provides securities underwriting, financial advisory, lending and capital-raising services, sales and trading, investment research, private equity, venture capital, and correspondent brokerage services to users and suppliers of capital around the world.

Institutional Securities is comprised of three functional divisions:

– Fixed Income Sales and Trading

– Equity Sales and Trading

– Investment Banking

These divisions’ strategic priorities include pursuing excellence in select high-margin services and allocating their global resources to key clients, seeking revenue growth opportunities, as well as applying their capital efficiently to maximize returns and manage risks.

Wealth & Asset Management

Wealth & Asset Management offers international asset management services, including a broad range of segregated and pooled investment funds, to institutional and private investors, as well as providing financial advisory services to wealthy individuals and corporate clients. Wealth & Asset Management’s advisory services include advice on customized investment opportunities, new product and risk management strategies, as well as global investment reporting.

Wealth & Asset Management has three functional divisions:

– Credit Suisse Asset Management

– Private Client Services

– Alternative Capital

Each division’s objectives and investment policies are focused on maximizing returns in line with its investors’ criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment standards and practices.

Winterthur and its business

Winterthur delivered a solid performance in 2004, reflecting improvements in both its Life & Pensions and Non-Life segments. These enhanced operating results demonstrate that Credit Suisse Group’s insurance business is making continued progress towards sustained profitability. In the following interview, Winterthur CEO Leonhard H. Fischer talks about Winterthur’s achievements, its strategy for the future and the preparation for its possible capital market flotation.

Interviewer

Winterthur achieved a solid operating result in 2004. What were the key factors behind this?

LeonHard H. Fischer
Our operating result – which we regard as very satisfying – underscores the determination with which we have implemented our strategy since the beginning of 2003. First, we have considerably strengthened our capital base and streamlined our international business portfolio. Second, we have achieved a sustained reduction in costs and increased profitability – and we are to further enhance productivity. We have benefited from the fact that we are one of the leaders in the insurance market in the areas of investment management, risk management and asset and liability management. This is something we are proud of. After all, Winterthur has stated that it wants to become the benchmark in our industry in terms of the way we do business as well as from an investor, client and employee perspective.

Interviewer

Weren’t these always core objectives in insurance management?

LeonHard H. Fischer
The insurance industry has undergone dramatic changes over the past few years. This occurred very rapidly – and I believe that this rate of change is set to continue. Let me remind you that the industry had, for several decades, experienced capital markets which generated positive returns. This resulted in strong income in the area of investment management and high levels of unrealized gains. Consequently, insurers had a very comfortable financial cushion and did not pay sufficient attention to the financial well-being of their companies. High investment income was able to compensate for shortcomings and inefficiencies in their core underwriting business. However, this balancing mechanism has been a thing of the past since the stock market collapses of 2001 and 2002. Enhancing efficiency is therefore one of the main tasks of insurance companies. Capital is an extremely valuable resource. Investors want to see a return on their money. With all its initiatives, Winterthur is adapting itself to the challenging market environment in order to strengthen its position.

Interviewer

The company recorded a slight increase in premium volumes in its life and non-life businesses in 2004. Are you satisfied with this performance?

LeonHard H. Fischer
Yes. This increase in premium volumes is in line with our philosophy of placing profitability before growth. The moderate rise in premiums at Winterthur reflects the determination with which we have applied our philosophy: we don’t simply want to acquire market share – we want to increase revenues by optimizing our value creation chain. In other words: we would prefer to risk losing a little of our market share than to underwrite business which does not meet our standards. We do, of course, also want to achieve stronger growth again in the medium term.

Interviewer

What are your mid-term targets for the company?

LeonHard H. Fischer
My objectives are, of course, partly economic in nature: having achieved the financial turnaround, we are now aiming to generate net income of CHF 1.2 billion by 2007 and a return on equity of over 12%. My team and I will have a lot of hard work to do in order to accomplish this. However, our financial goals are only one side of the coin. In order to achieve any success, it is vital for our employees to contribute to the realization of these objectives and to approach these challenges with considerable confidence and drive. The last three years have not been easy for Winterthur employees. Economic success is, of course, helping to boost their motivation. However, it is essential for each and every individual in our company to deliver a top performance if we are to be among the best in our industry. I am aware that we must also achieve the emotional turnaround. This is where the management of Winterthur and I must deliver on our promise.

Interviewer

Which strategic issues is Winterthur focusing on at present?

LeonHard H. Fischer
There are four areas. First, we must further improve our international business portfolio. This is a prerequisite if we are to operate in fewer markets and yet achieve stronger positions in the remaining countries. A focused international portfolio reduces the complexity of the company. This, in turn, enables us to make more targeted use of valuable resources. Second, we are assuming that the financial markets will not enable us to generate high levels of investment returns. Our aim is therefore to continue to set the bar very high in the areas of efficiency and productivity and to deliver outstanding performance in our core underwriting business. Third, we will further strengthen our leadership position in the areas of investment management and risk management, as well as in asset and liability management. To achieve this, we will not only support our top people but will relentlessly strive to improve our processes and systems. And, last but not least: we aim to create a flexible organization that can exploit business opportunities as rapidly and ambitiously as possible and use changes in the markets to our advantage.

Interviewer

Credit Suisse Group has reviewed all of the strategic future options for Winterthur and decided at the end of 2004 that it would prepare Winterthur for a capital market flotation. What does this mean exactly?

LeonHard H. Fischer
The fact of the matter is that we are no longer one of Credit Suisse Group’s strategic core businesses. Instead, we are now a financial investment. This will not bring many changes for Winterthur in the short term. There are, of course, various areas that we had previously merged with Credit Suisse Group and have now had to build up autonomously again within Winterthur, such as Human Resources. However, there will be virtually no changes to our strategic goals that I set out earlier. We will continue to do everything we can to transform Winterthur back into a leading company.

Interviewer

When will Winterthur go public?

LeonHard H. Fischer
We have not set a specific timeframe. This will depend on the progress we achieve as well as the market climate. In view of our strong operating results, neither Credit Suisse nor Winterthur is under any pressure to carry out the flotation at all costs. Speed does not represent an advantage in this case. We can adopt a level-headed approach to the preparations. In central areas, we can still benefit from being part of Credit Suisse. Here, I am thinking about expertise in the field of risk management and investment management, as well as our valuable exchange of know-how with the CFO areas. This is something which we profit from enormously. Our close cooperation with our colleagues in the bank has provided us with a competitive advantage over many of our peers. This will be of benefit to us when we go public. All of us at Winterthur have a challenging but fascinating road ahead.

Leonhard H. Fischer, 42, became CEO of Winterthur at the beginning of 2003, and Member of the Group Executive Board Committee of Credit Suisse Group in mid 2004. Leonhard H. Fischer began his professional career at JP Morgan in Frankfurt, before joining Dresdner Bank in 1995. Most recently Head of Corporates and Markets for Allianz, he has 18 years of experience within the insurance and banking industry.

Winterthur

Winterthur is a Swiss life and non-life insurer with focused international business operations. Winterthur provides standardized and tailor-made insurance and pensions solutions to private as well as small and medium-sized corporate clients. Primarily focused on markets in Western Europe, Winterthur is the market leader in Switzerland and also conducts operations in Central and Eastern Europe, North America and selected Asian countries. Winterthur is comprised of the Life & Pensions and Non-Life business segments.

Life & Pensions provides pension and employee benefits insurance for corporate clients as well as individual life insurance and personal pension plans for private clients. Products include market-specific traditional and unit-linked life insurance, as well as disability insurance, among others.

With the aim of covering the insurance needs of both private and small and medium-sized corporate clients, Non-Life offers a broad range of insurance products covering motor, fire, property and general liability insurance, as well as accident and health insurance.

The goal of Winterthur is to set the industry benchmark for profitability, productivity, and quality. Operational efficiency and high-quality client service are the most important priorities in this regard. With a distribution strategy tailored to the individual markets, Winterthur provides comprehensive advice and outstanding insurance and pensions solutions to its clients.

Around 150 years of banking experience, ideas from innovative individuals around the globe, knowledge from a wide range of specialist fields – together, all this provides us with the expertise we need to serve our clients.

Pages 20/21: Vikas Seth, Global Industrial & Services Group, Credit Suisse First Boston, London

OUR CLIENTS AND WHAT THEY EXPECT

Credit Suisse Group enhanced its client focus in 2004 by aligning processes and allocating resources more efficiently, as well as increasing its proximity to clients. Our relationship managers can now spend more time with our private clients. Our corporate clients – ranging from small and medium-sized companies in Switzerland to leading international corporations and government bodies – benefit from an extensiv e offering of products and services that are geared towards their specific business needs.

How did we succeed in meeting our clients’ expectations in 2004? Which solutions did we offer them? This section provides an overview of what we achieved – together with our clients.*

Private Clients

Private clients expect Credit Suisse Group to offer professional service and advice, as well as solutions that are tailored to their specific financial needs. This includes a broad spectrum of offerings, ranging from savings products and mortgages for retail clients in Switzerland to sophisticated investment advice and wealth management solutions for private banking clients worldwide.

An innovative advisory process at Private Banking

Will I have enough money to be able to purchase my own home and pay for my children’s education? Will I be able to afford to take early retirement? Have I made the right investments to cover my current and future liabilities? These are the kinds of questions which private clients ask our relationship managers. The comprehensive advisory process which Credit Suisse offers wealthy private clients analyzes and evaluates questions such as these carefully and systematically. This advisory approach is founded on the knowledge that financial planning must not only take account of a client’s assets but – more importantly – must also incorporate his financial liabilities if we are to provide him with truly comprehensive advice. Combined asset and liability management enables us to respond to current stock market trends and changes in our clients’ needs, while also allowing for the early identification and avoidance of possible shortfalls in liquidity. Private clients are thus able to profit from liability analysis and the coordination of their assets and financial obligations – a holistic approach that was previously available exclusively to large corporate clients.

The new advisory concept comprises a clear and simple five-stage process. The analysis of needs and objectives serves as the starting point for client consultations: what are the client’s financial liabilities and requirements? What assets does he have? When drawing up the financial concept during the second stage of the process, the client’s assets are divided into a free and a tied component. The latter is intended to cover existing and foreseeable liabilities. The free component secures the client’s usual standard of living and enables him to realize his future plans and wishes. The individual financial concept is then monitored on an ongoing basis and adapted where necessary. The third stage, which builds on the analysis of the client’s requirements as well as the financial concept, determines his investor profile – comprising his risk capacity and risk tolerance. In the fourth stage of the process, the investor profile is used to determine the optimal investment strategy for the client. The final stage involves the careful structuring of the portfolio, the implementation of the strategy and the monitoring of the investments. In addition, the relationship manager can consult directly with internal experts in the fields of taxation, retirement planning and inheritance law at all times.

Relationship managers are supported by state-of-the-art IT tools throughout the structured advisory process. A range of bank and client systems used in the areas of client relationship management, research, product management, portfolio management and advisory services are combined within a single application, which performs all of the standard evaluations relating to the advisory process and thus reduces the relationship manager’s workload – allowing him more time for his clients.

New products for new client needs

With interest rates at very low levels worldwide and bonds offering only moderate yields, clients are now seeking flexible and attractive alternatives to traditional investments. Structured investment products represent an option for investors – particularly those who are pursuing a long-term horizon but wish to capture short-term market opportunities.

Credit Suisse offers a range of structured investment product solutions for clients seeking attractive alternatives to traditional investments. Such products tie derivatives to investments, depending on the respective product, creating benefits such as capital protection or guaranteed minimum rates of return.

One client wanted to achieve higher returns than those currently being generated by bonds but did not want to expose her investment capital to an increased level of risk. Credit Suisse was able to provide an solution in the form of its Capital Protected Units (CPU) investment product. CPUs are a structured product that gives clients the opportunity to participate in the upside potential of their investment – be it in equities, securities, commodities or currencies – while, at the same time, receiving the benefit of full capital protection upon maturity. With the CPU product, the client was able to grow her investment while, at the same time, ensuring her initial capital was protected.

Customized alternative investment solutions

Alternative investments are professionally managed assets that have a low correlation to traditional markets such as equities or bonds. They utilize techniques that are unavailable to traditional investment approaches and include instruments such as hedge funds, private equity and real estate. Due to their low correlation with traditional markets, hedge funds have delivered a strong performance and the industry has achieved exceptional growth in the last few years.

One such client – an experienced investor – already had a number of direct hedge fund investments in his portfolio but was searching for a solution that would better meet his risk preferences and at the same time complement his traditional investments. Like many investors, he was aware that individual financial needs evolve over time and therefore investments must be sufficiently flexible to be adapted in line with changing requirements as well as market developments.

The advisory team responded to this client’s needs by providing him with a custom-made fund of hedge funds investment solution that implements views on economic and market developments through the active reallocation of the investment holdings. As such, the client’s alternative investment was used as the active balancing component in his overall investment portfolio.

Through its alternative investments platform, and the utilization of investment processes which continuously reassess markets as well as specific portfolio targets and constraints, Credit Suisse was able to provide the client with enhanced return potential in market conditions that lack clear trends.

Home mortgages with a little help from the experts

Providing potential homebuyers with a rapid response to their requests for financing is a must in the mortgage business. In view of this requirement, Credit Suisse has created a mortgage application process and IT-based solution that not only allows it to provide flexible and tailor-made mortgage products for clients but also enables it to approve client mortgage applications in less than 48 hours.

Technology is an essential component of Credit Suisse’s efforts to improve client service. At banking locations, advisors meeting potential homebuyers can immediately enter all relevant details such as the client’s income, the location and market value of the property, and the amount of client collateral into the computer-based “HOT” mortgage offer tool. Almost instantly, “HOT” confirms whether the corresponding mortgage is appropriate for the client. If the system indicates that the product is not suitable, the client advisor can use the application to simulate different options, as well as searching for alternative financing models for the client. In this way, clients and advisors can quickly and conveniently determine whether a particular mortgage is suitable.

If a client decides to accept the mortgage offer, the relevant mortgage details and financial information are transferred directly – via the ”HOT” tool – to the credit mortgage center for more detailed analysis. Provided all the necessary financial and background data has been submitted, the credit mortgage center can provide the client advisor with a final decision within a matter of hours.

Corporate and Investment Banking Clients

With almost 150 years of experience, Credit Suisse is a trusted provider of banking and financing services for small and medium-sized companies in Switzerland, while Credit Suisse First Boston (CSFB) delivers securities underwriting, financial advisory and capital-raising solutions for corporations and government enterprises worldwide.

Going public with Google

CSFB’s role in the Google IPO exemplifies CSFB’s commitment to providing innovative solutions and unparalleled client focus to rising companies.

As joint book-runner, CSFB successfully completed the USD 1.9 billion initial public offering of Google Inc. in August 2004, together with a syndicate of 27 other firms. Google is a leading global technology company focused on enhancing the ways people connect with information. The company’s innovations in the field of internet search and online advertising have made its website a top internet destination and its brand one of the most recognized in the world. Additionally, with revenues of USD 2.3 billion and earnings before interest, taxes, depreciation and amortization of USD 867.1 million in the twelve months prior to its flotation, Google achieved unmatched scale and profitability for a technology company seeking to go public.

When considering its IPO, Google sought to structure a transaction that reflected the company’s core values and focus on innovation. Consistent with this goal, and not relying on conventional offering methods, Google identified several key offering objectives: to establish a level playing field and provide all investors – both retail and institutional – with equal access to its stock; to maximize the proceeds from the IPO; and to reinforce Google’s image as a leading technology company that is synonymous with innovation and creativity. With these objectives as guiding principles, CSFB worked with Google to develop a unique modified Dutch auction IPO structure which was implemented on the largest scale ever seen in the US.

Using specialists from its Investment Banking and Equity Capital Markets divisions, as well as from the areas of IT and Legal, CSFB established an integrated deal team that led the creation, implementation and execution of this transaction. This team coordinated the syndicate that provided access to a wide range of potential investors; established a complex and secure IT platform that enabled interested investors to bid on and receive allocations of Google’s stock on equal terms; and created a process that educated investors about the IPO. At the same time, the deal team worked to solve all the structural and legal issues arising from the unique transaction structure and scale of the IPO.

The successful flotation of Google is an example of CSFB’s experience in working on unique transactions and underscores its commitment to developing innovative solutions to meet client-specific objectives. The Google IPO ranks as both the largest ever IPO of a start-up company and the largest internet IPO within the US market.

Propelling AirAsia’s growth

November 2004 saw the stock market debut of AirAsia Berhad, Asia’s first and largest low-cost carrier. Its USD 227 million IPO – the largest in Malaysia in 2004 – was priced and executed by CSFB in its role as sole global coordinator and sole international book-runner.

CSFB’s relationship with AirAsia dates back to the days when it was serving 11 domestic destinations within Malaysia with a fleet of just two aircraft. In June 2003, CSFB advised AirAsia on a USD 26 million private placement which helped finance its early growth. Following that, the CSFB AirAsia team also advised the airline on its December 2003 joint venture in Thailand which propelled it on its larger scale growth plans. In less than three years since its inception, AirAsia has emerged as Asia’s leading low-cost carrier, serving 33 destinations across Malaysia, Thailand, Singapore and Indonesia with a fleet that numbered 24 aircraft at the time of the IPO.

Despite the considerable challenges which faced the airline industry at the time of the transaction – with oil prices soaring to record highs – CSFB positioned, valued and executed the IPO with considerable success: the international institutional book was four times subscribed, attracting high-quality global institutional investors, and AirAsia received a valuation which exceeded that of its closest low-cost carrier peers in the US and Europe.

Since the IPO, AirAsia has leveraged its new balance sheet to position itself as an international low-cost carrier that is well placed to achieve continued growth – including via joint ventures in China and Indonesia. The rapid expansion of the airline not only highlights the business opportunities that exist in Asia but also underscores CSFB’s ability to identify and commit to high-potential clients and to foster long-term client relationships.

Mittal Steel – forging long-term client relationships

When faced with complex and challenging strategic situations, corporate clients count on CSFB’s guidance to help them make the right financial decisions. CSFB’s Institutional Securities segment is a premier advisor in the execution of corporate mergers, acquisitions, divestitures and restructurings.

October 2004 saw the announcement of two major acquisitions by the NYSE and Euronext Amsterdam-listed steel producer Ispat International N.V. The first transaction involved the acquisition of LNM Holdings for USD 13.3 billion in stock to create the world’s largest steel producer, Mittal Steel Company N.V. At the same time, Ispat International announced the USD 4.5 billion acquisition of International Steel Group Inc., the largest steel producer in North America. In its role as advisor to Ispat International, CSFB was the only investment bank to take part in both transactions. In addition, CSFB committed to a loan of USD 1.7 billion to finance a portion of the cash consideration for the International Steel Group deal.

CSFB has represented various companies owned by the industrialist Lakshmi N. Mittal in a number of different advisory and financing assignments over the last decade. During this period, the company now known as Mittal Steel has significantly grown its annual production capacity. It has also expanded its international presence by adding steel-making facilities in the US, Germany, France, Kazakhstan, Romania, Algeria, South Africa, Poland and the Czech Republic to its original steel-making sites in Canada, Mexico and Trinidad. Today, Mittal Steel is the largest producer in several of these countries and occupies leading positions in the North American and African markets, as well as the number two position in Europe, making it the only truly global steel producer.

CSFB has forged a relationship with Mittal Steel over time that has enabled the firm to deliver rapid and seamless execution to the client in what are often highly complex transactions – an achievement which underscores the value of long-term cooperation.

Georg Fischer – back on track

When faced with financial challenges, corporate clients frequently require custom-made – and often complex – credit and/or debt financing solutions to help them overcome temporary shortfalls in funding. As leading specialists in this field, CSFB and Credit Suisse are able to provide clients with corporate financing solutions that are built on long-standing and detailed knowledge of the business.

After a challenging period characterized by unsatisfactory earnings and relatively high levels of debt, the Swiss technology firm Georg Fischer is once again able to focus fully on the future development of its business. In the fall of 2003, the group’s management presented a program to significantly improve revenue generation – prompting a positive response from both analysts and shareholders. In order to implement the program, it was first necessary to secure longer-term funding for the company. With the aid of Credit Suisse Group, with which Georg Fischer already had a long-standing relationship, customized financing solutions were found.

The first of these solutions was a subordinated convertible bond issue in the amount of CHF 152 million, aimed at strengthening the company’s capital base. CSFB acted as lead manager for this transaction. A specially designed bond, which could be converted into shares at predefined conditions by bondholders during a specific period, enabled Georg Fischer to realize its objectives of reinforcing its balance sheet and improving the maturity profile of its debts, while creating a shareholder-friendly structure. The placement on the capital market was successful, creating a good initial basis for Georg Fischer to meet the repayments on its bank loans.

A second measure involved replacing a large part of the existing short-term bank loans with a longer-term syndicate loan. Credit Suisse was appointed to co-lead this transaction together with another institution. With the CHF 250 million syndicate loan, it was possible to achieve the best possible risk diversification at the same terms for all the participating banks.

The realization of the overall financing concept – comprising both a capital market and a banking market component – required close cooperation between the capital market specialists at CSFB and the corporate client, as well as with the corporate finance and risk management experts at Credit Suisse. The successful conclusion of the financing concept marked the realization of the objective of providing longer-term funding with an improved balance sheet structure using a solution which was acceptable for both the client and the other parties involved.

Unaxis – conducting trade and trade finance with China

Asia is considered to be the world’s strongest growth region – and virtually no other country is currently able to keep pace with the booming Chinese economy. A large number of European firms want to participate in this promising market. However, any company wishing to compete successfully in China requires a sound knowledge of local operating conditions and business practices. With a presence in China spanning twenty years, as well as its Competence Center China – providing an extensive network and close contacts in Chinese banking circles – Credit Suisse already has a host of useful resources to help clients succeed in this market.

The Swiss technology group Unaxis made use of Credit Suisse’s services when exporting six flat screen production lines to a well-known screen manufacturer in Shanghai – an order worth USD 25 million. After reviewing various payment options, Unaxis requested a documentary credit: a standard, globally accepted trade finance instrument commonly used in sizable cross-border business transactions.

With a documentary credit, funds are transferred between banks rather than between business parties. In the case of Unaxis, the funds were transferred between Credit Suisse and a Chinese correspondent bank. Under the terms of the documentary credit, Credit Suisse was required to ensure receipt of the funds from the bank in China, and to hold those funds until Unaxis had submitted the prescribed documents confirming that the agreed merchandise had been dispatched.

At the end of 2003, when Unaxis requested Credit Suisse’s assistance with this transaction, the bank’s trade finance specialists were quick to respond. In the trade finance business, it is necessary to act swiftly to ensure that the goods that have been ordered are delivered on time, thus preventing any liquidity shortages on the part of the businesses involved. Thanks to the close cooperation between the Competence Center China, the documentary credit processing unit, the team based in China and the Credit Management unit, the transaction was executed smoothly. A mere two days after the first delivery left Switzerland, Unaxis was credited with the corresponding payment.

An integrated solution with Prime Services

Today, hedge funds represent a mainstream investment management industry. As the sector has grown and matured, the needs of these investment funds have also changed – with an increased focus being placed on multi-strategy and cross-market trading. As a result, many hedge fund portfolios now feature a broad mix of equities, fixed income securities, currencies and derivatives. CSFB identified and responded to these changing requirements with the launch of its integrated prime brokerage and trading business model. This model enables CSFB’s Prime Services team to better service hedge fund clients across divisions, product lines and investment types.

By combining its fixed income, equity portfolio trading and equity swaps services on a single IT platform, CSFB now offers its clients electronic processing which enables portfolio-trading executions to flow seamlessly into a client’s portfolio swap account. This development has provided high-transaction hedge funds with the benefit of straight-through processing – from execution to settlement – on a more cost-efficient basis. CSFB has subsequently generated a significant increase in trading volumes and financing balances through this integrated multi-product service approach.

CSFB’s commitment to providing integrated trading solutions and a single point of contact has created significant benefits for a broad range of clients. A European leader in alternative investments, which manages significant hedge fund balances, was one such client. The quality of the fixed income prime brokerage services supplied to this client by CSFB prompted an invitation to tender for equities prime brokerage mandates. Prime Services responded rapidly and efficiently, visiting management regularly to educate it about equity swaps and other products, as well as offering advice on regulatory issues and financing alternatives. Prime Services’ role evolved into that of a trusted advisor, and the company subsequently appointed CSFB as sole equity swaps provider across all funds, as well as giving it the opportunity to pitch for all of the client’s futures clearing and the execution of many individual fixed income and equity transactions. By delivering an integrated platform – with coverage coordinated across all its products and services – CSFB has been able to make its entire range of resources available to its client, thus allowing the client to realize cost savings as well as increase administrative efficiencies.

Advanced equity execution through AES

Over the last few years, global equity markets have witnessed an increasing trend towards electronic trading, which accelerates trades and lowers transactions costs for clients. Orders that were once traded manually in two or three-piece blocks are now broken up electronically into dozens or even hundreds of smaller pieces and processed across multiple computerized trading systems almost instantly.

CSFB identified this trend several years ahead of its competitors. In 2001, it decided to create a new business unit dedicated to electronic and algorithmic equity execution – resulting in the launch of the AES (Advanced Execution Services) platform. The AES platform rapidly capitalized on its first-mover advantage and acquired a leading share of the market.

CSFB’s global footprint and its technological resources enabled it to roll out the new AES system on four continents within one year of its inception. Today, AES is a global system, operating in 23 countries and serving over 500 institutional and hedge fund clients worldwide. The user-friendly tool plays an important role in helping clients reduce market impacts and improve trading performance versus benchmarks.

One client who uses AES is the firm Mellon Private Wealth Management – a company with over a century of history and which currently manages over USD 50 billion in assets. By customizing the AES algorithms, Mellon has tailored the system to its own specific needs and uses AES to help lower execution costs. The company has identified a further key benefit of the powerful CSFB product: AES takes care of the details, thus enabling its traders to focus on the more important big picture.

Asset Management

Corporate and private clients, mutual funds and institutional investors throughout the world come to Credit Suisse Group for their asset management and global investment product needs. In order to meet these requirements, Credit Suisse Group is committed to providing solutions that enhance the investments and asset positions of its clients while balancing their individual objectives and different levels of risk tolerance. When faced with changing regulatory frameworks or intricate asset management decisions, clients use the Group’s expert asset management advice and investment products to optimize their balance sheets, funds or portfolio positions.

Asset advice at Guidant

Guidant is a world leader in the design and development of cardiovascular medical products such as coronary stents and implantable defibrillator and pacemaker systems. As a globally active company, Guidant had generated substantial cash balances denominated in both US dollars and euros, of which significant amounts were domiciled with an offshore entity.

With sizable and growing cash balances, Guidant considered the question of whether its financial interests might be better served by assigning overall responsibility for the management of its cash to its US-based treasury team or if it should continue to allow local treasurers to manage the balances on a decentralized basis. In combination with CSFB, Credit Suisse Asset Management (CSAM) advised Guidant and provided assistance on a number of issues relating to the management of its cash balances, which included defining strategies for the centralization of the treasury function at its corporate headquarters, developing investment guidelines, setting appropriate investment durations based on the company’s cash needs, selecting external managers and a custodian, as well as developing a framework to monitor the management of these assets.

The year 2004 saw the implementation of the Homeland Investment Act in the United States. This new legislation enables US corporations to repatriate offshore cash and pay a one-time tax of 5%, as opposed to the usual corporate income tax of 35%. This regulatory change opened up a host of options for the management of Guidant’s balance sheet assets. CSFB, CSAM and Guidant worked together as partners to determine the impact of this regulatory development on the company’s investment strategy and on issues relating to the repatriation of capital, thus helping Guidant to most appropriately, efficiently and effectively manage its cash balances.

Protecting against downside risk with Lux Funds

The protracted downturn of the financial markets which began in 2000 prompted a change in the risk appetite and investment preferences of many individual investors. As equity markets retreated, private investors began focusing their attention on absolute returns instead of performance relative to an index. In addition, investors became increasingly interested in investments that serve to limit or fully protect against downside risk.

CSAM responded to the new needs and concerns of investors by developing a set of investment funds that enable clients to take advantage of potential growth while protecting against downside risk. These products include Credit Suisse Bond Fund (Lux) Target Return and Credit Suisse Bond Fund (Lux) Tops – both of which seek to deliver a positive absolute return while taking capital preservation into account – and the Credit Suisse Bond Fund (Lux) Inflation Linked, which focuses on offering investors protection against unexpected inflation.

All three products were met with a very positive response from the investment community. Just one year after their launch, Credit Suisse Bond Fund (Lux) Target Return is managing over CHF 3.4 billion in assets, Credit Suisse Bond Fund (Lux) Tops is managing around CHF 2.9 billion and Credit Suisse Bond Fund (Lux) Inflation Linked has more than CHF 1.1 billion in assets under management. Clients investing in these products have achieved their targeted returns while meeting their objectives relating to the security of their invested capital.

Credit Suisse Group is committed to playing a central role in finding asset management solutions for its clients – be it providing expert advice or offering clients innovative investment products. Asset management products and services represent one of the Group’s core strengths and are a key element in its strategy to generate value for clients across all of its businesses.

* The contents of this Business Review are for information purposes only and do not constitute an offer for sale of any product nor investment advice.

Willy Neukom,
Oliver Christen and
Max Thalmann,
Private Clients,
Credit Suisse,
Dübendorf

Ketan Mehta,
Torun Mathias and
Reby Gulcan,
Mergers & Acquisitions,
Credit Suisse First Boston,
New York

Andreas Tschopp,
Structured Finance,
Credit Suisse, Zurich;
Christophe Müller,
Key Account Management,
Credit Suisse, Zurich;
Matthias Moser,
Credit Analysis,
Credit Suisse, Zurich and
Ralph Kretschmer,
Investment Banking
Switzerland, Credit Suisse
First Boston, Zurich

Edoardo Schefer,
Trade Finance,
Credit Suisse, Zurich
and Andreas Kühnis,
Financial Institutions/
Corporate Banking
East Asia, Credit Suisse,
Zurich

Suzanne Nangle,
Prime Brokerage Client
Service, Credit Suisse
First Boston, New York
and Davin Riley,
Equities, Credit Suisse
First Boston, New York

Selwyn Yoong,
Risk Management,
Credit Suisse Asset
Management, London;
Nikhil Patel,
IT Infrastructure,
Credit Suisse Asset
Management, London;
Claire Knight,
Management Support,
Credit Suisse Asset
Management, London
and Aileen Brown,
IT Infrastructure,
Credit Suisse Asset
Management, London

MicroFinance, resources for independence

For many families in the developing world, a loan amounting to as little as fifty dollars can open the way for a better life – both for them and their entire neighborhood. However, vast numbers of people find it virtually impossible to obtain such loans.

An individual with no land, no house and no assets is unable to offer any guarantees. Without guarantees, that person cannot borrow money. Small and very small businesses in developing countries often face overwhelming difficulties when trying to find the start capital they need: the loans they are seeking are often too small for the local banks, while money lenders charge exorbitant rates – preventing the development of a functioning credit market.

For several years, microfinance has been providing economically active people in the Third World with access to very small loans of as little as fifty dollars. These financial services – arranged by local microfinance offices – can play a central role in combating chronic poverty.

Microfinance can, for example, help fund a water pump, enabling farmers to grow more in their fields. This, in turn, helps families to become suppliers at the nearest weekly market. With the additional income this brings, they can not only repay the money they have borrowed but can also finally afford to visit the doctor, pay for their children’s schooling and expand their business. This reflects the aim of the microfinance concept: with better medical care, education and new jobs, it is possible to create an environment that offers a brighter future for many people. This also helps to reduce migration and curb the exodus from rural areas.

The microfinance concept caters to the special needs of micro-entrepreneurs by supplying small loans, shorter repayment schedules and the option of more frequent payback installments. Meanwhile, appropriate arrangements such as group loans and joint liability are used to compensate for the lack of guarantees. In view of the success of these activities to date, the United Nations has named 2005 the International Year of Microcredit. The UN is thus underscoring the considerable potential which this financing model could hold as part of the efforts to realize the millennium goal of halving global poverty by 2015.

UN Secretary-General Kofi Annan officially launched the International Year of Microcredit 2005 at the New York Stock Exchange in November 2004. The SWX Swiss Exchange also held events with the theme “Big finance meets microfinance,” which were attended by Credit Suisse Group, among other financial institutions. Today, the buoyant demand for microfinance, and the strong growth it enjoys, can only be funded through additional private investments. Together with other financial services providers, Credit Suisse Group has therefore developed a platform which also offers private investors an opportunity to participate in the refinancing of the corresponding credit portfolios.

With responsAbility AG, of which it is a co-founder, Credit Suisse Group can therefore give its clients access to novel investment vehicles that help to finance independence for people in the Third World, while generating social as well as financial benefits for the investor. Helping people to help themselves is a sustainability investment that creates new freedom – rather than additional dependence.

The microfinance concept caters to the special needs of very small businesses by supplying small loans, shorter repayment schedules and the option of more frequent payback installments.

Our business is founded on the knowledge and experience of our employees – enabling us to gain the confidence of our clients, shareholders and the general public. Day after day.

Pages 36/37: Joseph C.H. Chu, Greater China Controllers, Allen Kwan, Information Technology Client Services and Thuy–Anh Nguyen, Structuring Group, Credit Suisse First Boston, Hong Kong

Credit Suisse Group and society

As a globally active financial services provider, Credit Suisse Group fosters a close dialog with society. It is committed to helping shape the conditions in which it operates and to assuming its share of responsibility in order to benefit its clients, shareholders and employees. The Group regards this as one of the basic requirements for long-term business success.

Credit Suisse Group is part of a complex economic and social system. The company has around 60,000 employees and thus provides an income base for a large number of individuals and their families. The Group is an active sponsor in the fields of sport and culture and contributes to the formation of public opinion, as well as being a major taxpayer in many countries.

In dialog with society

Each company is part of a social environment and has various relationships with the communities in which it operates. Credit Suisse Group maintains a dialog with a host of community and political representatives – including clients, shareholders, analysts, competitors, the media, regulators, political parties and government representatives, as well as international bodies and non-governmental organizations (NGOs). This dialog and the Group’s relationship of trust with these stakeholders are prerequisites for its long-term business success.

Through its discussions with politicians and regulators, as well as its involvement in key economic organizations, Credit Suisse Group strives to establish framework conditions that favor economic growth. In various specialist studies, the Group analyzes current topics related to the economy and economic policy – such as the labor market and the impact of demographic change – and is thus contributing to public debate about these issues

Shared basic values

The shared values and basic principles which Credit Suisse Group has pledged to uphold are set out in its Code of Conduct. This Code encompasses core ethical and performance-related values which all employees worldwide are expected to adhere to. Hence, the Code of Conduct forms the cornerstone of a system of shared values, the principles of which are reflected in the company’s directives and guidelines. The Code also makes reference to international sustainability agreements to which the Group is a signatory. In 1992, Credit Suisse Group signed the United Nations Environment Programme (UNEP) Declaration for Financial Services Providers. In 2000, it signed up to the UN Global Compact – an initiative under which companies commit themselves to ten principles relating to human rights, working conditions, environmental protection and anti-corruption efforts.

Company diversity

As a globally active company, Credit Suisse Group’s workforce is made up of employees from many different countries and ethnic backgrounds. In fact, it employs people from more than 100 different nations. With the individual experiences and perspectives that these employees bring to the company, it is ideally placed to serve a diverse range of clients and to deliver the best possible solutions for their needs.

Credit Suisse Group wants to offer equal opportunities for all its employees – irrespective of race, nationality, gender, sexual orientation, religion or age – and it promotes a working environment that is free from discrimination and harassment. Internal units dedicated to diversity management support the Group’s efforts and help to implement various measures, ranging from employee awareness events and staff networks to the promotion of diversity-related initiatives in the key areas of corporate culture, employee development and recruitment. Credit Suisse Group has received various awards in recognition of its work to promote equal opportunities. For example, Credit Suisse First Boston was recognized in the U.S. by “Working Mother” magazine as one of the “100 Best Companies for Working Mothers,” as well as receiving the “Singapore Family Friendly Employer” award in 2004. To date, it is also the only company to have received two awards from the UK organization “Opportunity Now”.

Due diligence is part of our responsibility

Credit Suisse Group can only fulfill its role and responsibilities if it meets the highest standards of credibility and trust. Consequently, one of the key objectives is to prevent its services from being abused for purposes such as money laundering – while ensuring that it does not infringe the privacy of its clients. This includes the application of know-your-customer rules and special due diligence requirements governing relations with politically exposed persons. Credit Suisse Group has clear guidelines in order to identify signs of criminal activity and implement appropriate measures if required. As a member of the Wolfsberg Group, which was founded in 2000 and now comprises 12 global banks, Credit Suisse Group has also committed itself to the international fight against money laundering and terrorist funding, thus helping to set industry-wide standards.

The Equator Principles is a further agreement reflecting the initiative of international financial services providers. The Principles define a common approach – based on World Bank guidelines – for addressing environmental and social risks in project finance. Credit Suisse First Boston was one of a group of ten financial services providers that adopted the Equator Principles in June 2003. By January 2005, 28 banks around the world had signed up to the Equator Principles, making it a de facto industry standard.

Supporting non-commercial projects

Credit Suisse Group provides support for a broad range of charitable, social and cultural institutions. This commitment demonstrates the awareness that companies depend on the existence of a stable environment for both themselves and their employees, and that this is something to which they have a responsibility to contribute to. Much of this work is done through the Group’s Donations department, the Credit Suisse Group Jubilee Foundation and the Credit Suisse First Boston Foundation, as well as the Winterthur Foundation for Accident and Loss Prevention and the Winterthur foundation “Generationen-Dialog”.

Providing aid in response to catastrophes

As in the past, Credit Suisse Group provided financial aid in response to events in 2004. Following the tragic tsunami disaster in South-East Asia, for example, the Group provided a total of USD 1.5 million to support several aid organizations, in addition to the donations made by its employees. It also made a further USD 10 million available to help fund the reconstruction efforts. In connection with the Credit Suisse Group Foundation’s newly created community investment program, Credit Suisse Group wants to provide funding for longer-term construction projects in the region. Here, working with charity partners, it will be able to draw on its experience in helping to build schools in Asia. Credit Suisse Group will also use its expertise as a financial services provider in order to participate in projects such as microfinance.

Participation in culture and sport

Credit Suisse Group makes an important contribution to cultural life through its sport and cultural sponsorship commitments. The Group’s cultural sponsorship program focuses on the areas of fine art, jazz and classical music. Noteworthy events in 2004 included concerts by the Vienna Philharmonic Orchestra at the Lucerne Festival, the exhibition “Monet’s garden” at the Kunsthaus Zurich and the special Swiss cultural project “kulturschweiz 2004” to mark the 200th anniversary of the first ever performance of Friedrich Schiller’s drama “William Tell”, as well as the exhibition of works by the Renaissance artist Raphael in the National Gallery in London, which was supported by Credit Suisse First Boston. The Group’s sport sponsorship activities range from Formula One motor racing and football to golf and equestrianism. The promotion of young talent in cooperation with sporting partners is a core element of its sponsorship strategy, the importance of which is confirmed by the successes of the junior Swiss national football teams.

Environmental management

Credit Suisse Group endeavors to take account of ecological issues in its business activities by means of an environmental policy. Its efforts focus on operational ecology and on ensuring that environmental considerations are reflected in its products and services. In 1997, Credit Suisse Group became the first bank in the world to have its environmental management system certified under ISO 14001.

Annual surveys of material and energy consumption and their impact on the ecological balance sheet help the Group to improve and gauge the success of its ongoing operational measures. Energy consumption is the largest direct impact that Credit Suisse Group has on the environment. Measures to enhance energy efficiency in buildings and infrastructure were therefore also central issues in 2004.

One important aspect of environmental management is the examination of environmental and social risks when making credit decisions as well as in investment banking. Identifying these risks at an early stage and carefully evaluating them can help a company to avoid exposure to credit, reputation and liability risks. At Credit Suisse Group, the examination of these risks is part of the risk management process.

Sustainability investments

Credit Suisse Group offers its clients various socially responsible investment opportunities. Its own range of products includes the Credit Suisse Global Sustainability Fund, which invests in companies that lead the field in terms of sustainability, the ethically and ecologically-oriented CS Fellowship Fund and Prime New Energy, an investment company which focuses on renewable energy.

Credit Suisse Group has expanded its range of sustainability investment products through its involvement in microfinance – an activity which helps small and very small businesses in developing countries to gain access to financial services. This enables them to expand their business activities by taking out small loans. Credit Suisse Group joined with other representatives of the Swiss financial services industry to create a platform to promote microfinance investments. The Group can thus offer its clients investment opportunities that are of benefit from both an economic and development perspective.

Ratings and indices

Specialized independent rating agencies regularly analyze and rate companies on the basis of their performance in the field of sustainability. Credit Suisse Group has repeatedly been rated as “one of the best in its industry” over the past few years and was again included in sustainability indices such as the Dow Jones Sustainability Index and the FTSE4Good Index in 2004. Credit Suisse Group shares have also been included in the portfolio of various third-party investment funds with a focus on environmental and social issues.

…when I’m sixty-four?

Two demographic trends are now rapidly approaching a climax: grandparents are living longer and fewer children are being born. This potentially explosive situation could be enough to fuel a true revolution!

The generation of people who were born in 1964 and celebrated their 40 th birthdays in 2004 are representative of the highest ever birth rate in Western Europe. In ten years from now, these individuals will turn 50 and will, at some point after 2024, start drawing their pensions – for increasingly long periods of time. This situation is becoming critical: for the first time in the history of mankind, the number of senior citizens will exceed the number of children.

As the population in industrialized countries continues to grow older, fewer and fewer children are being born. According to demographers, the working population in the 20 to 40 age group is declining. If this is the case, who will be around to generate the financial resources required to support the growing number of pensioners in the future?

Instead of 2.1 children per couple, which is mathematically regarded as the number required to maintain the population, the generation of Europeans born in 1964 are only producing 1.3 children per couple. This birth rate gives rise to a potential conflict: as senior citizens, the generation of 1964 will not have lost any of the self-assurance it gained in its youth. These individuals will, at some point, start vehemently demanding housing, food and medical care. This sets the stage for a tough debate in the coming years.

Representing a majority of the population, older people will require the lion’s share of their country’s wealth for their upkeep – although these financial assets will be urgently needed in order to invest in the future. When the human resources needed to drive economic growth become scarce, science and technology will have to come to the rescue. This can be extremely costly. Especially when depleted public coffers make further cutbacks necessary.

This is why retirement provision and wealth creation need to be restructured radically – and as rapidly as possible – on both a public and private level.

Pension fund strategies also need to be revolutionized in the private sector if the periods during which we save, work and draw our pensions are to become longer. Half of the young girls in school today will live to be 100 years old.

We intend to do all we can to ensure our clients smile when they hear the visionary question posed by Paul McCartney in his 1967 song: “Will you still need me, will you still feed me, when I’m sixty-four?”

Managing the evolution of information technology

Stock market trading, payment transactions, company analyses, foreign exchange rates, account balances – without information technology (IT), it would be virtually impossible to supply most of today’s financial services. Who actually defines how banks do business nowadays – their IT specialists or their management?

Without computers, we could neither process financial data at the speed we require nor distribute it: from the control center to the branch, from the branch to the workstation, from the workstation to the client – and then back again at the same rate. Hundreds of applications are involved in this flow of information. Credit Suisse Group’s key objective in the field of IT is to improve service quality for clients and employees and to create simpler, more cost-effective and more reliable applications.

In order to realize this objective, Credit Suisse Group is committed to continuously improving the efficiency of its IT systems, while, at the same time, achieving product and process innovations through the targeted use of IT.

This requires a versatile, interconnected IT landscape comprising a range of different tools that enable a variety of tasks to be performed efficiently and effectively. Credit Suisse Group has a state-of-the-art IT infrastructure which enables it to manage all of its business operations via a secure and targeted approach and is recognized as a driving force behind the company’s growth.

Information quality and speed are key factors

The overriding objective of the Group’s IT function is to provide employees with the very latest tools and professional and reliable support at all times. Standardized business processes are a prerequisite in order to achieve this. For example: modern IT solutions can be used to streamline processes – thus reducing the administrative workload of relationship managers, while, at the same time, increasing their advisory and management competence. Relationship managers are thus able to devote more time to their clients and are now even better informed as a result of these IT services.

The quality of the information processing is a key factor – as is the degree to which this standard can be maintained throughout the company. Of equal importance is the question of whether the individual relationship managers feel they are receiving effective support.

“Less is more” is the motto which applies when developing new applications: it is important to ensure that a company’s functions are executed in the simplest possible way. Non-essential applications simply make the entire system expensive and vulnerable; service and maintenance costs are incurred for every program that exists.

Credit Suisse Group has therefore designed and constructed its closely networked systems in such a way as to ensure that all the components are interconnected via clearly defined interfaces while allowing for further targeted developments of the individual constituents.

Promoting human expertise – not replacing it

The use of state-of-the-art IT is a must for every international financial services provider. However, the computer-driven standardization of processes creates the risk that banking services may degenerate into anonymous mass products that no longer bear the bank’s individual hallmark and are not recognizable to its clients. This makes it all the more important for banks to draw on their IT capabilities in order to strengthen their ability to produce creative solutions for their clients. Here, the use of IT does not lead to an increasing similarity of services throughout the industry. On the contrary: it can give a bank the opportunity to distinguish itself from its competitors.

The importance of IT applications in the provision of client services is also illustrated by the structured advisory process developed by Credit Suisse in response to its clients’ desire for greater financial security. For the first time, private clients are able to benefit from integrated asset and liability management – a service that was previously available only to corporate clients. During this advisory process, relationship managers receive seamless support from applications and IT systems in various areas.

Another example involves the use of efficient IT solutions in order to gather information about fund providers and their strategies and transactions and to supply this data to users via a platform – complete with risk management, reporting and transaction execution services. Other items on the agenda include new systems to document client discussions as well as future-oriented risk management applications.

As a result of new trends within the industry, there is an increasing need for IT specialists to double as highly qualified banking “generalists” who are able to team up with colleagues in the areas of product development and relationship management in order to create application-friendly solutions. Some IT specialists are already working with teams of product developers. The days of pure IT experts are now in the past: these professionals have long been speaking the same language as banking specialists and relationship managers. This, of course, requires them to have even greater skills and expertise than before.

Security has priority

Security issues have undoubtedly always been the top priority for banks. After all, most of the services offered by modern financial institutions are dependent on reliably functioning databases, archives, documentation and a wide range of access options.

Companies are faced with ever-changing risk scenarios, requiring them to constantly update and enhance their security systems: by the time one test process is successfully completed, it is already time to start work on the next test design. The number of threats posed in connection with the internet alone is considerable. It is vital for IT specialists to analyze and counteract the new strategies of attack devised by hackers around the world as rapidly as they develop them. The secret is simply to try and remain one step ahead of them at all times.

Future aspects of information processing

IT professionals are already considering the implications of “mobile devices” for the banking business. Future generations of clients will want to perform part or all of their banking business via their mobile phones or pocket computers. The bank will then have to develop new products and will face new challenges in terms of the geographical range and nature of its client service, as customers start carrying out their banking transactions in the car or train – or even in the air.

This will begin with basic applications providing details of account balances as well as mobile payments and ticketing systems. Future innovations will then also bring new service profiles.

This all goes to show that it is vital for today’s banks to consider the strategic opportunities offered by IT. However, the necessary investments are immense and shareholders are – justifiably – asking questions about the costs and benefits involved. Our answer to this is simple: all of our PCs, networks and high-tech features are intended to help us work more efficiently, to improve our products and services and gain more time for our clients.

Richard Smit,
Software Engineering;
Judith Eberhard,
Software Engineering;
Fridolin Kühne,
Software Engineering;
Paul De Cet,
Quality Assurance
and Susanne Rieder,
Software Engineering,
Credit Suisse, Zurich

THE Long Now

The faster, the better? That all depends. Who cannot fail to be alarmed by the increasing speed at which things grow obsolete in today’s society? The overwhelming rate of progress in modern times has prompted even the creator of the fastest supercomputer on earth to appreciate the charm of “The Discovery of Slowness”.

Thousands of years ago, toiling Nubian slaves hauled immense loads of cargo on board Phoenician ships. Incredibly, we can still find details of this cargo – clearly documented on ancient tablets of clay – several millennia later. The systems for recording data have evolved dramatically since that time – but is this for the better?

Around 800 years old, Manuscript C of the Nibelungenlied in Karlsruhe was exhibited to the public for probably the very last time in March 2004. Curators now consider it too perilous for the document to remain exposed to the light and air of a display cabinet.

Manuscripts from the 18th century are under even greater threat. Johann Sebastian Bach composed his letters and notes on paper using iron gall ink – as was usual at that time. Manuscripts such as these risk being destroyed by the corrosive effects of these inks – and many have been irretrievably lost.

The more modern the times, the faster things reach their expiry date. How many of us are, for example, still able to read the computer discs we used just a few years ago? How long will we still be able to use our current CD-ROMs and DVDs? As it is, it is estimated that web pages only exist for an average of 100 days.

In view of this freefall into the future, Daniel Hillis, founder and chief engineer of Applied Minds Inc., began to think about creating a “monument to longevity”. He stated: “I want to build a clock that ticks once a year. The century hand advances once every hundred years, and the cuckoo comes out on the millennium. I want the cuckoo to come out every millennium for the next 10,000 years” (www.longnow.org).

The first nine-foot-tall functioning prototype was launched on December 31, 01999 – just in time for the start of the new millennium. This prototype is currently on display at the Science Museum in London. The next step is to build a second prototype, twice the size of the first, before finally creating the final version of the clock. A space has already been reserved for it for the next ten thousand years in the snow-white chalk cliffs of the Great Basin National Park in eastern Nevada – one of the most geologically stable landscapes on earth.

It would be almost impossible to imagine all of the technical concepts and ideas that Hillis and his team discussed and implemented – but it has become clear that “mechanical digital logic” is the only means of guaranteeing sufficient technical accuracy over such a long period. Yet in spite of all these high-tech aspects, generations of human wardens will still be appointed to take care of the clock through the millennia – humans who will embody our responsibility for the future.

In spite of all the fervor and enthusiasm, the construction of the clock is far from hurried. As Alexander, a 28-year-old member of the team, declared: “If it’s finished in my lifetime, we’re doing it wrong.”

Trading floor in New York, a place where every second counts.

Our environment is changing rapidly. The markets are becoming more complex, competition is growing fiercer. Together, we learn in order to improve our performance and to capture opportunities thus strengthening our lead.

Pages 48/49: Ashweeta Durani, Corporate Communications and Ken Wallace, Operations, Credit Suisse Asset Management, New York

a lifetime of learning

Investing in employee education and training is a key priority for all of Credit Suisse Group’s businesses. To ensure that its staff can respond effectively to constantly changing market requirements and client expectations, Credit Suisse launched its Business School at the beginning of 2004 – bringing all of its training programs together under one roof.

The financial services industry is growing ever more complex. This continuing trend reflects an evolving market environment and rapid advances in technology and products, as well as a stricter regulatory framework and fiercer competition. As such, clients now expect and require an even higher level of service from their relationship managers. These developments are placing greater demands on the expertise, advisory skills and management capabilities of our employees, and are the motivation behind Credit Suisse’s drive for ongoing employee education and training.

Three examples show employees’ requirements

Rémy Bersier, Head of Private Banking in Western Switzerland and the French-speaking international markets, based in Geneva, stated: “It is essential for managers to constantly consider the issues which form the basis for the future success of the company: strategy, processes and employees.”

Caroline Moekotte Röllin, a Sector Head at Private Banking in Basel, commented: “As the head of a team of relationship managers, I have to ensure that my people are able to perform their work as efficiently and professionally as possible. I am also interested in the latest findings regarding leadership development.”

Min Wang, an IT infrastructure manager in Dubai, said: “As an IT project manager, I consider it important to have an understanding of the strategy behind our business and to have the requisite management skills – also with regard to the cultural diversity and different backgrounds of the people I work with.”

In order to meet these requirements and to respond to key developments within the industry, Credit Suisse has redesigned its training courses for managers and employees and has centralized responsibility for all of the bank’s development and training programs. Moreover, Credit Suisse plans to invest around CHF 80 million in the Business School each year.

Knowledge is a competitive advantage

Companies must focus on maintaining and enhancing the intellectual capital of their employees if they are to respond successfully to the challenges within their industry. To achieve this, they need a team of individuals who are eager to learn and are willing to adapt their specialist knowledge and management skills to today’s markets. At Credit Suisse, the Business School plays an important role in the implementation of business strategies and the promotion of corporate culture by offering training courses that are aligned to the firm’s strategic objectives. As a central platform for learning and development, the Business School is thus making a long-term contribution to the company’s business success.

An ideal combination of internal and external expertise

The Business School is divided into two training areas: the Business Faculty and the Leadership Faculty.

The Business Faculty provides basic, specialist and sales-related training through its five academies. This offering includes the “Bachelor of Banking” – a four-year program in business administration for working professionals, leading to a degree that is recognized both in Switzerland and internationally. This training program has been designed especially for young Credit Suisse employees with high potential.

The Leadership Faculty offers management and leadership courses as well as programs which are tailored to the needs of managers who are implementing changes in their areas of responsibility. In addition to developing and enhancing management skills, these programs focus on strengthening personal capabilities and on strategic issues. Training in the Leadership Faculty is geared towards developments in the financial services industry as well as the needs of the company.

The Business School makes systematic use of the very latest knowledge, technology and teaching materials in all its courses. Moreover, experienced internal and external professionals and teachers from renowned international universities play a key role as speakers and discussion partners. Particular importance is assigned to the involvement of Credit Suisse managers in the training programs. Employees attending the courses can thus profit directly from the skills and expertise of highly qualified specialists and experienced managers.

No compromises on quality

The Business School aims to establish itself as one of the leading corporate universities worldwide by delivering maximum quality and ensuring that every aspect of its courses is geared towards the company’s strategic and operational objectives. Moreover, by systematically analyzing survey and examination results, changes in conduct and improvements in employee performance, the Business School is able to gauge the overall impact which training has on the company’s results.

A successful start

The Business School has realized virtually all of its ambitious objectives for 2004 – even exceeding them in some areas. It can thus look back on a successful first year, in which it staged more than 2,700 courses for over 29,000 participants, as well as implementing a number of innovations within a short period of time. Moreover, the official recognition of the Business School at the Corporate University Week in Florida, USA, in November 2004, marks a further milestone in its development.

The success of the Business School ultimately depends on the specific benefits which the participants are able to derive from its courses.

For Rémy Bersier, discussions with well-known international speakers at a Strategic Leadership Forum provided a new perspective and encouraged him to think outside the box: “Using examples from other economic sectors, they showed us how to identify trends and thus gain insights for the formulation of business strategies. They also demonstrated how dangerous it can be when managers believe they know all there is to know and close their minds to new ideas or are simply too lazy to learn something new.”

Caroline Moekotte Röllin benefited from direct contact with an experienced Credit Suisse manager during a management training course at the Business School: “We began by defining the current situation within my team. The outcome was the organization of a sales training course tailored to the exact needs of my relationship managers. My employees have acquired more confidence and specialist skills as a result of this training, and they are now able to address client needs more effectively. My coach provides me with support on management issues and is a valuable sounding board for ideas. However, the success of the coaching ultimately depends on me – and my degree of motivation.”

Finally, Min Wang in Dubai had an opportunity to discuss key strategic issues with experienced Credit Suisse managers during a Young Leaders course. “We can learn things from them which you won’t find in any textbook. Various practical exercises relating to employee management made us aware of the opportunities and challenges we face when dealing with employees from different backgrounds. We have learned to apply these findings to our management and team-building efforts in order to produce concrete results.”

The Business School overcomes boundaries

In line with Credit Suisse’s strategic objective of growing its private banking operations in Asia, the Business School plans to establish its own campus in Singapore in 2005 to ensure that both new and existing relationship managers are ideally prepared for the challenges of this rapidly expanding market. Moreover, the training program for Europe – which is geared primarily towards Private Banking – will be extended and will focus on specific topics in line with the development of the business.

Business School attendees, Zurich:
Daniel Roth,
Legal Costs Insurance,
Winterthur-ARAG, Zurich;
Alexandrine Kiechler,
Legal & Compliance Group Life
Switzerland, Winterthur
Insurance, Winterthur;
Philipp Schlumpf,
Operational Risk, Winterthur
Group, Winterthur;
Marc Wohlgensinger,
Software Engineering,
Credit Suisse, Zurich
and Tim Ackermann,
Competence Center
Contact Center, Credit Suisse,
Horgen

INNOVATION – No future without the past

The term “innovation” has a checkered history. Our medieval forebears condemned it for its dangerous undertones, just as we now embrace it as a synonym for progress and invention. Some interpret it as a sin, most others as a salvation. But the real question is: just how much innovation does the world really need in 2005?

Innovation is, in retrospect, the best thing that ever happened to mankind. Without progress, for example, there would be no liberty and no freedom from disease. The term itself only came into frequent use in the 17 th century – with predominantly negative connotations. For the nobility, “innovation” was mainly suggestive of rebellion and upheaval, while for the clergy, it was an expression of heresy and dissent.

The advent of the Enlightenment and the flourishing of science undermined the absolute power of the monarchy and the Church. These developments were accompanied by the rebirth of the term “innovation”: today, its connotations are predominantly positive.

The successes of the industrial and technical revolution ultimately led to a total renunciation of history and tradition. This uncompromising break with the past became the very foundation of modern times – with new creation and innovation an ever more frequent phenomenon.

Nowadays, we frown at those who reflect on the past. “Look forwards – never backwards” is our maxim in the third millennium. The paradoxical thing is that today’s experts now strive to decipher problems that were resolved long ago – but which no one can remember. Are we unwittingly reinventing the wheel with our refusal to consider the past and its achievements? It seems that the faster we learn, the faster we forget.

Perhaps it is therefore not so much a question of “How much innovation does the world need in 2005?” as “How much tradition?” After all, we can only confront the future if we are able to draw on the richness of the past. Innovation is inconceivable without tradition.

In today’s world, the organizations which perform best are the ones that allow their developers sufficient freedom to focus on their objectives without being burdened by an immediate pressure to succeed. It is only by bridling our thirst for innovation that we can unleash the very sources of inspiration and creativity that are concealed within unstructured and informal processes.

the foundation of our success

People are the foundation of everything Credit Suisse Group does, accomplishes and stands for. Since continual change is one of the few constants in the banking business, our employees are persistently confronted with new challenges and opportunities as a result of market developments, technological advances, regulatory reforms and – most importantly – changing client needs.

The strength of Credit Suisse Group’s people is highlighted by the initiatives they take, the level of innovation they achieve, the risk discipline they demonstrate and the service-oriented approach they maintain. Their commitment to building strong client partnerships and maintaining an open dialog – while promoting cooperation and trust – generates benefits for all of our stakeholders. These are the key qualities that our employees displayed in 2004.

Credit Suisse Group recognizes its responsibility vis-à-vis its employees and acknowledges the key role they play. This is why education and training are assigned top priority across the Group. We foster diversity throughout our workforce, as the wide-ranging experiences and perspectives offered by our people are a key driver of our ability to work as a team and to serve a diverse range of clients on a global scale.

“Colleagues from many different areas cooperated on the INVESTnet project. We were successful thanks to our ability to pool our knowledge and experience.”

Rolf Grob, Projects & Business Engineering, Credit Suisse, Zurich

“I was part of a project which integrated two teams into one department. By sharing each other’s know-how we all developed a deeper understanding of the business.”

Jennifer Baron, Managed Accounts, Credit Suisse Asset Management, New York

“Team spirit and the enthusiasm to launch new ventures made 2004 one of my most satisfying and successful years in our bank.”

Andreas Kühnis, Financial Institutions / Corporate Banking East Asia, Credit Suisse, Zurich

“2004 was exciting. 2005 will be even more challenging with new frontiers in products, services and locations.”

Niral Maru, Legal & Compliance, Credit Suisse First Boston, Hong Kong

“When we speak with clients it becomes clear what distinguishes us as trusted advisers: professionalism, expertise and dedication to client service.”

Elisabeth de Neergaard, Private Client Services Scandinavia, Credit Suisse, London

Executive Board of Credit Suisse Group

1

Renato Fassbind*

Chief Financial Officer,

Credit Suisse Group

2

Michael Philipp

Chairman and Chief Executive Officer, Credit Suisse First Boston Europe, Middle East and Africa

3

Paul Calello

Chairman and

Chief Executive Officer, Credit Suisse First Boston Asia Pacific

4

Leonhard H. Fischer*

Chief Executive Officer,

Winterthur

5

Walter Berchtold*

Chief Executive Officer,

Credit Suisse

6

Tobias Guldimann

Chief Risk Officer,

Credit Suisse Group

7

Richard E. Thornburgh

Executive Vice Chairman,

Credit Suisse First Boston

8

Oswald J. Grübel*

Chief Executive Officer,

Credit Suisse Group

9

Gary G. Lynch

Executive Vice Chairman

and General Counsel, Credit Suisse First Boston

10

Urs Rohner*

Head of the Corporate

Center and Group

General Counsel,

Credit Suisse Group

11

Ulrich Körner

Chief Operating

Officer and Chief

Financial Officer,

Credit Suisse

12

Brian D. Finn

President, Credit Suisse First Boston

13

Brady W. Dougan*

Chief Executive Officer,

Credit Suisse First Boston

*Member of the Group Executive Board Committee

Group Executive Board Committee

The Board of Directors generally delegates management authority and the power to implement its resolutions to executive management bodies or executive officers. The most senior executive body with a policy-making function is the Group Executive Board Committee, which was established effective July 13, 2004.Together with the Chief Executive Officer, the Group Executive Board Committee is responsible for the day-to-day operational management of the Group and the implementation of the principal business strategy and the financial plans approved by the Board, as well as for the definition of the guidelines for the internal organization and other general policies of the Group.

Members of the Group Executive Board Committee

Oswald J. Grübel, Chief Executive Officer

Walter Berchtold

Brady W. Dougan

Renato Fassbind

Leonhard H. Fischer

Urs Rohner

Members of the Board of Directors and the Committees

Walter B. Kielholz

Chairman 1)

Peter Brabeck-Letmathe

Vice-Chairman 1) 2)

Hans-Ulrich Doerig

Vice-Chairman 1) 4)

Thomas W. Bechtler 4)

Robert H. Benmosche 2)

Noreen Doyle 4)

Aziz R. D. Syriani 1) 2) 3)

David W. Syz 3)

Ernst Tanner 4)

Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz

2) Member of the Compensation Committee, chaired by Aziz R. D. Syriani

3) Member of the Audit Committee, chaired by Peter F. Weibel

4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

The composition of the Boards of Directors of the Group’s principal subsidiaries, Credit Suisse, Credit Suisse First Boston, “Winterthur” Swiss Insurance Company and Winterthur Life, is the same as the composition of the Board of Directors of Credit Suisse Group.

The Boards of Directors of Credit Suisse Group, Credit Suisse and Credit Suisse First Boston have resolved to merge the Credit Suisse legal entity with the Credit Suisse First Boston legal entity in Switzerland during the second quarter of 2005. The composition of the Board of Directors of the new Credit Suisse will be the same as the composition of the Board of Directors of Credit Suisse Group.

Our financials for the year 2004 reflect our strengths: our understanding of our clients’ wishes, our knowledge of the financial markets, our global presence and our financial strength as one of the world’s leading financial services providers.

Pages 62/63: Shobin Uralil and Thomas Lynch, Global Industrial & Services Group, Credit Suisse First Boston, New York

Overview of the financial results

Credit Suisse Group reported a good 2004 result with a particularly strong first half, increasing its net income to CHF 5.6 billion. All banking businesses reported year-on-year profit improvements. Results in Private Banking and Corporate & Retail Banking were very good. At Credit Suisse First Boston revenues and margins improved. Winterthur posted a solid full-year performance. The Group further strengthened its capital base in 2004. In view of this, the Board of Directors will propose a competitive dividend payout of CHF 1.50 per share and the launch of a two-year share repurchase program for a value of up to CHF 6 billion to the Annual General Meeting.

In 2004, a mixed market environment, a weakening US dollar, higher commodity prices and geopolitical issues affected all businesses. Although the markets regained some momentum towards the end of the fourth quarter, volatility remained low relative to historical norms. However, the businesses responded well to the changing environment and the Group reported higher net income for the year 2004, with particularly strong results in Private Banking, Corporate & Retail Banking and Life & Pensions, and improvements in Institutional Securities and Wealth & Asset Management. Net revenues in 2004 increased to CHF 54,014 million, a 5% increase compared to 2003, while total operating expenses declined 6% to CHF 24,623 million in 2004. The provision for credit losses declined 87% to CHF 78 million in 2004. Net income increased to CHF 5,628 million from CHF 770 million in 2003. A number of divestitures were made during the course of 2004, including the disposal of a minority holding in Warburg Pincus and a number of disposals by Winterthur.

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

Consolidated Statements of Income

Year ended December 31, in CHF m	2004	2003	2002

Interest and dividend income	30,973	28,359	32,196
Interest expense	(19,007)	(16,637)	(21,191)

Net interest income	11,966	11,722	11,005

Commissions and fees	13,577	12,917	15,316
Trading revenues	4,559	3,528	3,443
Realized gains/(losses) from investment securities, net	1,156	1,534	(4,205)
Insurance net premiums earned	20,874	21,708	22,195
Other revenues	1,882	(56)	(509)

Total noninterest revenues	42,048	39,631	36,240

Net revenues	54,014	51,353	47,245

Policyholder benefits, claims and dividends	21,011	22,801	19,191
Provision for credit losses	78	600	2,822

Total benefits, claims and credit losses	21,089	23,401	22,013

Insurance underwriting, acquisition and administration expenses	4,190	4,504	4,871
Banking compensation and benefits	11,951	11,042	13,495
Other expenses	8,397	8,950	11,068
Goodwill impairment	0	1,510	0
Restructuring charges	85	135	32

Total operating expenses	24,623	26,141	29,466

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	8,302	1,811	(4,234)

Income tax expense/(benefit)	1,441	(3)	(114)
Dividends on preferred securities for consolidated entities	0	133	133
Minority interests, net of tax	1,127	(31)	(193)

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734	1,712	(4,060)

Income/(loss) from discontinued operations, net of tax	(100)	(383)	(466)
Extraordinary items, net of tax	0	7	18
Cumulative effect of accounting changes, net of tax	(6)	(566)	60

Net income/(loss)	5,628	770	(4,448)

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.90	1.45	(3.52)
Income/(loss) from discontinued operations, net of tax	(0.09)	(0.33)	(0.40)
Extraordinary items, net of tax	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	(0.01)	(0.49)	0.05

Net income/(loss) available for common shares	4.80	0.64	(3.85)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	4.83	1.43	(3.52)
Income/(loss) from discontinued operations, net of tax	(0.08)	(0.33)	(0.40)
Extraordinary items, net of tax	0.00	0.01	0.02
Cumulative effect of accounting changes, net of tax	0.00	(0.48)	0.05

Net income/(loss) available for common shares	4.75	0.63	(3.85)

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

Consolidated Balance Sheets

December 31, in CHF m	2004	2003

Assets
Cash and due from banks	25,648	24,799
Interest-bearing deposits with banks	4,947	2,992
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	267,169	257,083
Securities received as collateral	20,289	15,151
Trading assets (of which CHF 110,047 m and CHF 103,286 m encumbered)	346,469	297,778
Investment securities (of which CHF 2,346 m and CHF 857m encumbered)	100,365	105,807
Other investments	13,288	7,894
Real estate held for investment	8,970	9,148
Loans, net of allowance for loan losses of CHF 3,038 m and CHF 4,646 m	184,399	177,179
Premises and equipment	7,231	7,819
Goodwill	11,564	12,325
Intangible assets	3,689	4,056
Assets held for separate accounts	4,490	3,991
Other assets (of which CHF 4,785 m and CHF 2,644 m encumbered)	90,966	78,286
Discontinued operations - assets	1	0

Total assets	1,089,485	1,004,308

Liabilities and shareholders' equity
Deposits	299,341	261,989
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	239,724	236,847
Obligation to return securities received as collateral	20,289	15,151
Trading liabilities	150,130	156,331
Short-term borrowings	15,343	11,497
Provisions from the insurance business	137,161	130,537
Long-term debt	106,261	89,697
Liabilities held for separate accounts	4,489	3,987
Other liabilities	74,295	61,300
Discontinued operations - liabilities	1	24

Preferred securities	0	2,214
Minority interests	6,178	743

Total liabilities	1,053,212	970,317

Common shares	607	1,195
Additional paid-in capital	23,435	23,586
Retained earnings	20,501	14,873
Treasury shares, at cost	(4,547)	(3,144)
Accumulated other comprehensive income/(loss)	(3,723)	(2,519)

Total shareholders' equity	36,273	33,991

Total liabilities and shareholders' equity	1,089,485	1,004,308

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

Summary of segment results

The Credit Suisse business unit performed well in 2004, with results being driven by strong increases in revenues in Private Banking, as well as solid revenues and low provisions for credit losses at Corporate & Retail Banking. In addition, both segments benefited from ongoing cost containment and process improvements designed to ensure a clear focus on clients. In 2003, the business unit performed well compared to 2002, benefiting from a better global market environment and the implementation of efficiency measures. Key developments within each segment were as follows:

– Private Banking reported net income of CHF 2,473 million in 2004, an increase of 28%, or CHF 537 million, compared to 2003, due primarily to asset-driven revenues and efficiency improvements. In 2003, net income of CHF 1,936 million was reported, an increase of CHF 755 million compared to 2002, primarily as a result of decreased operating expenses achieved through efficiency measures and decreased headcount. In addition, increased trading revenues were reported, due mainly to an increase in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting.

– Corporate & Retail Banking reported net income of CHF 901 million, an increase of 54%, or CHF 315 million, compared to 2003, which was primarily attributable to continued efficiency improvements and a low level of credit provisions. In 2003, net income of CHF 586 million was reported, an increase of CHF 880 million compared to a net loss of CHF 294 million in 2002, resulting primarily from increased trading revenues, a decrease in other expenses due to the implementation of efficiency measures and lower credit provisions.

In 2004, Credit Suisse First Boston continued to improve its financial performance with a full-year result driven by revenue growth, particularly in debt underwriting, and equity and fixed income trading. In addition, it made continued investments in its franchise by maintaining industry-competitive compensation levels and by certain organizational changes. In 2003, Credit Suisse First Boston enjoyed a successful turnaround from a loss in 2002, while focusing on profitability and cost discipline, and also benefited from lower credit provisions as a result of a continued improvement in the credit markets. Key developments within Institutional Securities and Wealth & Asset Management were as follows:

– Institutional Securities reported net income of CHF 1,313 million in 2004, an increase of 47%, or CHF 421 million, compared to 2003, reflecting higher fixed income and equity trading results, gains on legacy investments, lower credit provisions and lower income tax expense, offset in part by higher operating expenses. In 2003, net income of CHF 892 million was reported, a substantial improvement over the net loss of CHF 1,032 million in 2002. This resulted primarily from a significant decline in provisions for credit losses and also from lower compensation-related expenses and other operating expenses, which resulted from the implementation of its efficiency measures.

– Wealth & Asset Management reported net income of CHF 530 million in 2004, an increase of 127%, or CHF 297 million, compared to 2003, primarily due to significant private equity investment-related gains. In 2003, net income of CHF 233 million was reported, a significant improvement over the net loss of CHF 477 million for 2002. This improvement resulted principally from a loss on the sale of Pershing in 2002 and a gain from the sale of a holding in a Japanese online broker in 2003.

The Winterthur business unit recorded a solid performance in 2004. This was in spite of the business environment being characterized by slowing growth in many markets, the insurance industry’s focus on maintaining adequate levels of capital, client demand for greater transparency in respect of products and pricing, and declining financial returns resulting from lower yielding reinvestments. In 2003, the business unit made a number of divestitures, which had a significant impact on total business volumes. However, investment income improved due to a significant decrease in realized losses due to improved market conditions.

– Life & Pensions reported net income of CHF 522 million in 2004, compared to a net loss of CHF 2,035 million in 2003, primarily driven by cost containment, efficiency improvements and stable investment income. In 2003, the net loss increased by CHF 107 million from a net loss of CHF 1,928 million recorded in 2002, due largely to a goodwill impairment charge and the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities, despite an increase in investment income due to improved market conditions.

– Non-Life reported net income of CHF 206 million in 2004 compared to a net loss of CHF 374 million in 2003, driven primarily by continued cost containment, an improved underwriting result and higher investment income, partially offset by a charge relating to the increase in the provision for contingencies related to the sale of Winterthur International in 2001. In 2003, a net loss of CHF 374 million was reported compared to a net loss of CHF 1,099 million in 2002, reflecting higher investment income, lower administration costs and improved underwriting results. In addition, Non-Life recognized losses on disposals of operations and strengthened certain provisions related to its current and former international business portfolio in 2003.

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

The following table presents selected line items relating to the Group’s operating segments and the Corporate Center:
in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

2002
Net revenues	6,012	2,663	14,326	3,038	12,707	9,731	(1,232)	47,245
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,611	(405)	(2,191)	73	(1,218)	(1,317)	(787)	(4,234)
Net income/(loss)	1,181	(294)	(1,032)	(477)	(1,928)	(1,099)	(799)	(4,448)

2003
Net revenues	6,499	3,293	12,190	2,990	15,948	11,172	(739)	51,353
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,482	750	1,544	243	(2,272)	(472)	(464)	1,811
Net income/(loss)	1,936	586	892	233	(2,035)	(374)	(468)	770
Total assets 5)	174,934	98,468	644,375	7,418	163,028		(83,915)	1,004,308

2004
Net revenues	7,170	3,348	13,120	1)	4,202	2)	15,166	11,860	(852)	54,014
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,033	1,175	1,780	3)	1,663	4)	704	318	(371)	8,302
Net income/(loss)	2,473	901	1,313		530		522	206	(317)	5,628
Total assets 5)	188,697	99,469	707,918	6)	12,664	7)	165,275		(84,538)	1,089,485

1) Including CHF 128 million in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
2) Including CHF 960 million in minority interest revenues relating to the FIN 46R consolidation of certain private equity funds.
3) Including CHF 123 million in minority interest revenues/expenses relating to the FIN 46R consolidation of certain private equity funds.
4) Including CHF 949 million in minority interest revenues/expenses relating to the FIN 46R consolidation of certain private equity funds.
5) Segment split for Life & Pensions and Non-Life not available.
6) Includes total assets in VIEs of CHF 8,928 million as of December 31, 2004, which were consolidated under FIN 46R.
7) Includes total assets in VIEs of CHF 2,632 million as of December 31, 2004, which were consolidated under FIN 46R.

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

Credit Suisse Group Results

The presentation of the Group’s results reflects the business unit and segment structure in place at December 31, 2004, and should be read in conjunction with the consolidated financial statements and the related notes, as disclosed in the Annual Report.

Net interest income

The Group reported net interest income of CHF 11,966 million in 2004, an increase of CHF 244 million, or 2%, compared to 2003. Increased lending volumes resulted in higher net interest income in Private Banking, while a decrease in Corporate & Retail Banking was due to a greater volume of interest rate derivatives qualifying for hedge accounting during 2004. Net interest income in Institutional Securities also declined, mainly due to increased interest expenses as a result of higher short-term interest rates.

Noninterest revenues

The Group reported total noninterest revenues of CHF 42,048 million in 2004, an increase of CHF 2,417 million, or 6%, compared to 2003.

Commissions and fees increased CHF 660 million, or 5%, due mainly to an increase in Private Banking as a result of higher asset-based commissions on the increased average asset base.

Trading revenues increased CHF 1,031 million, or 29%, to CHF 4,559 million, driven mainly by an increase in both fixed income and equity trading results in the Institutional Securities segment. There was also a decline in net realized gains/(losses) from investment securities in both insurance segments as a result of higher realized gains on available-for-sale securities in 2003.

Insurance net premiums earned decreased CHF 834 million, or 4%, to CHF 20,874 million, due mainly to a decrease in gross premiums written in Life & Pensions of CHF 1,196 million, or 10%. The primary driver behind this decline was a decline in the Swiss group life business. This decrease was partially offset by an increase in gross premiums written in Non-Life, primarily reflecting tariff increases and the transfer of the non-mandatory part of the Swiss health insurance business to a consolidated entity.

Other revenues of CHF 1,882 million were reported compared to a loss of CHF 56 million in the previous year, mainly reflecting the impact of entities required to be consolidated in accordance with FIN 46R, “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, in the Wealth & Asset Management segment. This increase however, had no impact on net income as offsetting minority interests were recorded. In addition, other revenues in Life & Pensions increased, due mainly to favorable deposit premium growth relating to new business in the UK and Asia. This was partially offset by a loss in the Corporate Center of CHF 157 million before tax on the sale of a 19.9% stake in the private equity activities of Warburg Pincus.

Total benefits, claims and credit losses

Provisions for credit losses continued to be positively impacted by the generally favorable credit environment throughout 2004. The Group reported a provision for credit losses of CHF 78 million for the full-year 2004, representing a decrease of CHF 522 million, or 87%, compared to 2003. This included a significant release in the Institutional Securities segment, due mainly to a recovery related to the sale of an impaired loan.

Policyholder benefits, claims and dividends decreased by 8%, or CHF 1,790 million, to CHF 21,011 million, due to a decrease in benefits and policyholder dividends in the Life & Pensions segment. This decrease in benefits was primarily driven by lower premium income, which resulted in a lower charge in provisions for future benefits. The change in policyholder dividends was due to lower provisions for future dividends to policyholders of CHF 501 million, driven largely by a change in German tax laws in 2003.

Operating expenses

The Group reported total operating expenses of CHF 24,623 million for 2004, a decrease of CHF 1,518 million, or 6%, compared to 2003. The decrease is mainly due to a 2003 goodwill impairment of CHF 1,510 million in the Life & Pensions segment.

Insurance underwriting, acquisition and administration expenses of CHF 4,190 million decreased by CHF 314 million, or 7%, due primarily to lower charges in 2004 as a result of additional write-downs of deferred acquisition costs and present value of future profits in Life & Pensions in 2003. In addition, administration expenses in both insurance segments decreased, reflecting further cost savings.

Banking compensation and benefits increased CHF 909 million, or 8%, reflecting increased incentive-related compensation in the banking segments, which was in line with improved results. Institutional Securities accounted for a substantial portion of this increase. Additionally, banking compensation and benefits were negatively impacted by combined severance costs of CHF 156 million in the Institutional Securities and Wealth & Asset Management segments resulting from a change in business structure within these segments.

Other expenses included a charge relating to the sale of Winterthur International of CHF 321 million, whereas the 2003 balance included provisioning for the former and current international portfolio.

In comparison with 2003, operating expenses in 2004 also declined due to charges in 2003 related to a write-off of intangible assets in Wealth & Asset Management of CHF 270 million, as well as an impairment of goodwill in the amount of CHF 1,510 million in Life & Pensions, both of which did not reoccur in 2004.

Income tax expense

The Group recorded income tax expense of CHF 1,441 million compared to an income tax benefit of CHF 3 million in 2003, reflecting the Group’s improved results in 2004. Additionally, the increase was impacted by tax benefits recorded in 2003 in the insurance segments as a result of a tax law change in Germany. In this respect, in 2003 Life & Pensions had recorded a tax benefit of CHF 658 million and Non-Life had recorded a tax benefit of CHF 124 million. Additionally, Life & Pensions and Non-Life recorded benefits of CHF 72 million and CHF 59 million in 2004, respectively, due to the increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years.

The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million in Institutional Securities, following the favorable resolution of matters with local tax authorities during the year.

The Group tax expense was further reduced by a tax benefit of CHF 268 million relating to non-taxable income arising on investments that are required to be consolidated under accounting rules (FIN 46R).

The Group tax rate benefited from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters in Private Banking.

Due largely to the items identified above, the Group’s effective tax rate in 2004 was 17%, compared to the Swiss statutory rate of 25%, and is not predictive of the Group’s future income tax rate.

For a detailed presentation of Credit Suisse Group’s annual result please consult the Annual Report 2004.

Cautionary statement regarding forward-looking information

This Business Review contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;

– Our future economic performance or prospects;

– The potential effect on our future performance of certain contingencies; and

– Assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– Market and interest rate fluctuations;

– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

– The ability of counterparties to meet their obligations to us;

– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

– Political and social developments, including war, civil unrest or terrorist activity;

– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

– The ability to maintain sufficient liquidity and access capital markets;

– Operational factors such as systems failure, human error, or the failure properly to implement procedures;

– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

– The effects of changes in laws, regulations or accounting policies or practices;

– Competition in geographic and business areas in which we conduct our operations;

– The ability to retain and recruit qualified personnel;

– The ability to maintain our reputation and promote our brands;

– The ability to increase market share and control expenses;

– Technological changes;

– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

– Acquisitions, including the ability to integrate successfully acquired businesses;

– The adverse resolution of litigation and other contingencies; and

– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F "Item 3 - Key Information - Risk factors".

Impressum

Design: Claus Koch Corporate Communications, Düsseldorf

Photography: Beat Streuli, Zurich and Düsseldorf

Photography Executive Board: Claudia Kempf, Wuppertal

Production: Management Digital Data AG, Zurich

Printer: NZZ Fretz AG, Zurich

Credit Suisse Group’s Business Review 2004 is printed on totally chlorine-free (TCF) paper and is fully recyclable.

Credit Suisse Group financial highlights
Year ended December 31, in CHF m, except where indicated	2004	2003	2002

Consolidated income statement
Net revenues	54,014	51,353	47,245
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	5,734	1,712	(4,060)
Net income	5,628	770	(4,448)

Return on equity	15.9%	2.2%	(11.4%)

Earnings per share
Basic earnings per share in CHF	4.80	0.64	(3.85)
Diluted earnings per share in CHF	4.75	0.63	(3.85)

Net new assets in CHF bn	32.9	5.0	0.2

December 31, in CHF m, except where indicated	2004	2003

Assets under management in CHF bn	1,220.7	1,181.1

Consolidated balance sheet
Total assets	1,089,485	1,004,308
Shareholders' equity	36,273	33,991

Consolidated BIS capital data 1)
Risk-weighted assets	199,249	190,761
Tier 1 ratio	12.3%	11.7%
Total capital ratio	16.6%	17.4%

Number of employees
Switzerland - banking segments	19,558	19,301
Switzerland - insurance segments	6,147	6,426
Outside Switzerland - banking segments	21,606	20,310
Outside Switzerland - insurance segments	13,221	14,440

Number of employees (full-time equivalents)	60,532	60,477

Stock market data
Market price per registered share in CHF	47.80	45.25
Market price per American Depositary Share in USD	42.19	36.33
Market capitalization	53,097	51,149
Market capitalization in USD m	46,865	41,066
Book value per share in CHF	32.65	30.07

1) All calculations through December 31, 2003, are on the basis of Swiss GAAP.

Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer Financial Strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

Share data
December 31	2004	2003

Shares issued	1,213,906,217	1,195,005,914
Treasury shares	(103,086,736)	(64,642,966)

Shares outstanding	1,110,819,481	1,130,362,948

Share price
in CHF	2004	2003	2002

High (closing price)	49.50	48.70	73.60
Low (closing price)	37.35	20.70	20.60

Financial calendar
Annual General Meeting	Friday, April 29, 2005
First quarter results 2005	Wednesday, May 4, 2005
Dividend payment	Friday, May 6, 2005
Second quarter results 2005	Wednesday, August 3, 2005
Third quarter results 2005	Wednesday, November 2, 2005

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 333 25 87
www.credit-suisse.com
5520154

English

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date March 30, 2005	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Head of Group Legal & Compliance
/s/ Charles Naylor
Head of Group Communications